Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 26, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 39 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 5, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the TradersAI Large Cap Equity & Cash ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. If Fund’s investments in other ETFs will result in expenses of greater than one basis point, include a line item for AFFE.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust has determined not to list AFFE as a separate line item, as these fees are expected to be less than one basis point during the Fund’s first year.

Principal Investment Strategies

2.	In general, the Staff found it difficult to understand the Fund’s strategy. Please review and revise the Fund’s entire principal investment strategy, using plain English principals. In particular, explain the purpose of each of the Fund’s investments. Why is the Fund investing in e-mini futures, options and cash to achieve the objective of total return? How does the Fund use its investments to seek capital gains? How does it obtain income?

Response: The Trust confirms that the Fund’s principal investment strategies have been rewritten using plain English principals, and that the foregoing questions have been responded to in the disclosures.

3.	Please describe the data the proprietary models use when analyzing potential investments. In particular, how do the models use that data to actively exploit market opportunities?

Response: The Trust confirms that the Prospectus has been revised to add a description of the data the models use. The Trust also notes that, in response to other Staff comments, the reference to “exploiting market opportunities” has been revised to more accurately state that the Fund seeks to “actively exploit intraday price movements.”

4.	In the context of the following statement, please explain what “correlated with” means in the context of the following: “ . . . the Fund may invest in options on futures correlated with the Index. . . .”

Response: In response to Comment 2 (to redraft the Fund’s principal investment strategies), the reference to “correlated with” has replaced with the phrase “based upon.”

5.	Please clarify what “market opportunities” are being referred to. Also, clarify how the model identifies them in an actionable way, and how the Fund’s investments in futures and ETFs tied to the S&P 500 enable the Fund to take advantage of them.

Response: The Trust respectfully notes that, in response to Comment 2, the reference to “market opportunities” has been revised to reference “intraday price movements.”

6.	The algorithms are described as having an “aggressive nature.” Please clarify what the term “aggressive” mean. If this is a way of saying the Fund will use futures for leverage, then that should be stated directly.

Response: The Trust respectfully notes that, in response to Comment 2, the reference to “aggressive” has been revised to reference the Fund’s short-term trading strategy. The Trust respectfully notes that, as stated in the Fund’s Item 9 disclosure, the Fund does not intend to use leverage as part of its principal investment strategies.

7.	The strategy indicates that the algorithms are highly responsive to changes in market conditions. Please clarify what the reference to “market conditions” means and describe what “highly responsive” means.

Response: The Trust respectfully notes that, in response to Comment 2, the foregoing terms have been removed from the Fund’s investment strategy disclosure.

8.	Please clarify what the phrase “maximize profit over brief periods” means.

Response: The Trust respectfully notes that, in response to Comment 2, the foregoing terms have been removed from the Fund’s investment strategy disclosure.

9.	Explain more clearly the economics associated with the futures contracts you intend to use as a part of the Fund’s strategy, as well as the impact the futures will have on the Fund if the S&P goes up or down. Revise to more fully explain the roll of leverage in the strategy.

Response: The Trust confirms that a description has been added to Item 9 of the Prospectus explaining the foregoing. In addition, the Trust respectfully notes that, as stated in the Fund’s Item 9 disclosure, the Fund does not intend to use leverage as part of its principal investment strategies.

10.	We note the statement that a key aspect of the strategy is the use of “e-mini futures.” Revise to disclose to the extent that the Fund will be leveraged, and the circumstances and factors it will consider when deciding whether to lever and how much leverage to take on. Please ensure that your risk disclosure appropriately addresses the risks associated with leverage.

Response: The Trust respectfully notes that, as stated in the Fund’s Item 9 disclosure, the Fund does not intend to use leverage as part of its principal investment strategies. Therefore, the Trust respectfully declines to implement the proposed changes.

11.	Please clarify the types of positions that the Fund will close out each day. Will the hold some positions longer? Clarify in the disclosure.

Response: The Trust confirms that the Prospectus has been revised to reflect the foregoing.

12.	The strategy notes that “ . . . the Fund aims to profit from market volatility and directional trends even within a single trading session if and when deemed appropriate by the proprietary models.” How does the model decide what is “appropriate.”? With a view to risk disclosure please tell us when the model was created, how it was validated, and the processes in place to ensure its continued validity.

Response: The Trust respectfully notes that, in response to Comment 2, the foregoing terms have been removed from the Fund’s investment strategy disclosure. In addition, the Prospectus has been revised to clarify that the Fund’s portfolio managers make all investment decisions for the Fund.

The Sub-Adviser provided the following information: The models used by the Sub-Adviser were originally developed in 2009 by the Fund’s Portfolio Manager, Dr. Margam. Since then, he has continuously maintained and updated these models. Dr. Margam regularly tests and validates the models in-house to ensure they are appropriately modified and updated to suit the latest market conditions.

13.	The Staff notes the statement that the Fund may experience a high portfolio turnover rate. Please review this disclosure for accuracy, and revise as appropriate.

Response: The Trust confirms that the Prospectus has been revised to clarify that the Fund will experience a high portfolio turnover rate.

14.	With respect to the statement indicating that the Fund’s aggressive investment strategy will cause the Fund to take “a relatively higher degree of risk” – please clarify how the Fund will take on more risk (in the strategy and in risk disclosures).

Response: The Trust respectfully notes that, in response to Comment 2, the foregoing terms have been removed from the Fund’s investment strategy disclosure.

15.	Given the statement that trades may be “executed and concluded within a short time frame, ranging from minutes to a couple of hours . . .” please review the following statement for accuracy: “All trading signals are generated by the Sub-Adviser’s proprietary models and undergo thorough vetting, with each signal reviewed by a human trader on the Sub-Adviser’s team.”

Response: The Trust confirms that the Fund’s portfolio managers make the final determinations with respect to all trade decisions. The language in question has been revised to more clearly explain the Sub-Adviser’s trading process.

16.	Please revise the Fund’s 80% test to read as follows: Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in large cap equities or investments with similar characteristics, or cash.

Response: The Trust confirms that the Fund’s 80% policy has been revised to read as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in large cap equities or investments with similar characteristics, or cash and cash equivalents.”

Principal Investment Risks

17.	For Aggressive trading risk, please confirm the accuracy of the following statement: “The Fund's aggressive intra-day trading strategy can significantly impact the market prices of securities it trades . . .” In addition, please elaborate on the risks of the Fund’s investments and process, including risks associated with intraday trading, including not closing out trades, trends reversing, etc. And how these risks are compounded using derivatives. In addition, please review the accuracy of the appropriateness of the following: “These trading strategies are associated with systemic risks within the interconnected financial markets, which may result in broader market disruptions.” The Staff notes the statement, “the Fund's reliance on technology is paramount.” Please include technology risk as a separate risk.

Response: The Trust confirms that the aggressive trading risk disclosure has been revised and tailored to the Fund’s strategy. In addition, the name of the risk has been revised to “Intraday Trading Strategy Risks.” The Trust respectfully notes that the aforementioned reference to technology was in relation to the Fund’s investment models. The Trust confirms that its models and data risk disclosure has been bolstered to included relevant risks posed by technology.

18.	Consider including as a risk, the Fund’s ability to comply with the liquidity rule.

Response: As noted above, the Fund will not use derivatives for leveraging purposes, as a result the Fund believes that the Fund’s ability to comply with the liquidity rule is not a principal risk. Therefore, the Fund respectfully declines to add such risk disclosure.

19.	For equity risk, please clarify how the Fund obtains equity exposure. In addition, please review the risk disclosure for relevancy given the Fund’s investment strategy (e.g., it will not invest directly in common stocks).

Response: The Trust confirms that the equity risk disclosure has been revised to address the foregoing concerns.

20.	For ETF Risks, the Staff notes that Cash Redemption risks are disclosed. Please clarify whether this risk relates to the Fund, and not all ETFs.

Response: The Trust confirms that the Cash Redemption risk disclosure has been clarified to reflect that such risk relates to the Fund, rather than ETFs generally.

21.	Please make the high portfolio turnover risk disclosure more definitive.

Response: The Trust confirms that the high portfolio turnover risk has been made more definitive.

Item 9

22.	Please consider elaborating on the Fund’s strategy here.

Response: The Trust confirms that more information about the Fund’s strategy has been included in Item 9.

23.	Please explain to the Staff supplementally the statement that the Fund does not intent to use leverage given its reliance on futures.

Response: The Sub-Adviser has indicated that the Fund uses S&P 500 Index Futures for the following reasons:

●	Overnight Liquidity: E-mini futures typically trade from Sunday at 6:00 p.m. ET to Friday at 5:00 p.m. ET, with a daily break from 5:00 p.m. ET to 6:00 p.m. ET. This means that e-mini futures are traded both during and outside of regular stock market hours. The extended trading hours allow the Sub-Adviser to manage the Fund’s positions more effectively in response to overnight market changes. This is the primary reason the Fund uses futures, even though it does not take advantage of the leverage that futures inherently offer.

●	High Liquidity: These futures exhibit substantial liquidity, with approximately 2,000,000 contracts traded daily, equating to around $555 billion at an index value of 5500. In comparison, about 40,000,000 shares of SPY trade daily, totaling roughly $22 billion.

●	Ease of Long and Short Positions: S&P 500 Index Futures allow for straightforward execution of both long and short positions compared to other securities which typically have up-tick rule for shorting.

●	Efficient Capital Deployment: Futures require only 7%-8% of the contract value as margin, enabling the remaining funds to be invested in return-yielding short-term treasuries. This allocation is at the discretion of the Sub-Adviser’s portfolio manager, providing an opportunity to generate additional alpha.

As a result, the Fund favors the use of futures and options on futures over other securities. The Fund, by design, does not invest in individual stocks, even for the purpose of replicating the index. Moreover, by using futures without leveraging, the Fund mitigates the risks associated with leverage.

24.	For Models and Data risk, please consider the consistency of the following disclosure “The Sub-Adviser’s models have been constructed based on the assumption that certain trends and relationships will persist over time” with the Fund’s principal investment strategy disclosure.

Response: The Trust confirms that the Models and Data risk has been revised and tailored to relate specifically to the Sub-Adviser’s models.

Item 10

25.	Disclose specifically the sub-adviser’s experience managing ETFs and investments with the strategy.

Response: The Trust confirms that such disclosure has been added to the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

26.	The Staff notes that the Fund’s fundamental restriction concerning concentration includes a note stating that the Fund will look through any “affiliated” investment company for purposes of its concentration policy. The Staff’s policy is not limited to affiliated investment companies. Please delete the term “affiliated.”

Response: The Trust confirms the term "affiliated" has been removed from the previous disclosure. Additionally, to accommodate for the limited information provided by certain types of funds, such as semi-transparent funds and mutual funds, the wording in the disclosure has been updated as follows:

In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

TradersAI Large Cap Equity & Cash ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses [2]	0.00%
Total Annual Fund Operating Expenses	1.25%

[1]	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

[2]	Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$127	$397